Exhibit 99.1

First High-School Education Group Intends to Distribute Dividend

BEIJING, January 11, 2022 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced its preliminary dividend distribution plan.

Subject to requirements of Cayman Islands law and any rights and restrictions set forth in the Company’s Second Amended and Restated Memorandum and Articles of Association currently in effect (the “Articles”), assuming the Company had achieved net income for the fiscal year ended December 31, 2021, the Company intends to distribute a certain portion of its net income for the fiscal year ended December 31, 2021 as a cash dividend (the “Dividend”) to be paid among the holders of the Company’s ordinary shares (including those represented by the ADSs) in accordance with the Articles. The declaration and payment of the Dividend is conditional upon the passing of the relevant resolutions of the Company’s board of directors (the “Board”), provided that under no circumstances may the Dividend be paid if it would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

The exact amount and the payment timing and manner for the Dividend will be determined by the Board in accordance with the Articles. The declaration and payment of the Dividend will depend upon, among other things, the Company’s operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the Board may deem relevant.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “achieve,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in our annual report on Form 20-F and other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)